EXHIBIT 21
SUBSIDIARIES OF UICI

Subsidiary	Jurisdiction
The MEGA Life and Health Insurance Company	Oklahoma
Mid-West National Life Insurance Company of Tennessee	Texas
The Chesapeake Life Insurance Company	Oklahoma
AMLI Realty Company	Illinois
Financial Services Reinsurance, Ltd.	Turks and Caicos Islands
United Group Reinsurance, Ltd.	Turks and Caicos Islands
U.S. Managers Life Insurance, Ltd.	Turks and Caicos Islands
Fidelity First Insurance Company	Texas
Performance Driven Awards, Inc.	Texas
Success Driven Awards, Inc.	Texas
UICI Marketing, Inc.	Delaware
United Management Services, Inc.	New York
New United Agency, Inc.	Delaware
The National Student Association, LLC	Texas
CFLD-I, Inc.	Delaware
UICI Funding Corp. 2	Delaware
Benefit Administration for the Self-Employed, LLC	Iowa
ZON Re — USA, LLC	Nevada
MCIS, LLC	New Jersey
Resolution Reinsurance Intermediaries, LLC	South Carolina